FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2014
Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934,

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Quarterly Securities Report

 For the three months ended December 31, 2013

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On February 13, 2014, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended December 31, 2013 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements　of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms, and smart phones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) significant volatility and disruption in the global financial markets or a ratings downgrade; (xi) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xii) the outcome of pending and/or future legal and/or regulatory proceedings; (xiii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiv) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xv) risks related to catastrophic disasters or similar events. Risks and uncertainties also include the impact of any future events with material adverse impact.

I Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	Fiscal year ended March 31, 2013
Sales and operating revenue	5,067,822	5,901,017	6,800,851
Operating income	82,955	141,453	230,100
Income before income taxes	58,493	141,986	245,681
Net income (loss) attributable to Sony Corporation’s stockholders	(50,874)	11,172	43,034
Comprehensive income	75,288	259,234	326,523
Total equity	2,481,409	2,941,846	2,681,178
Total assets	13,861,045	15,653,354	14,206,292
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	(50.69)	10.92	42.80
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	(50.69)	9.56	40.19
Ratio of stockholders’ equity to total assets (%)	14.5	15.5	15.5
Net cash provided by operating activities	220,353	248,181	481,512
Net cash used in investing activities	(721,020)	(436,808)	(705,280)
Net cash provided by financing activities	286,574	146,365	83,181
Cash and cash equivalents at end of the period	698,029	849,248	826,361

	Yen in millions, Yen per share amounts
	Three months ended December 31, 2012	Three months ended December 31, 2013
Sales and operating revenue	1,947,980	2,412,819
Net income (loss) attributable to Sony Corporation’s stockholders	(10,763)	26,979
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	(10.72)	26.00
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	(10.72)	23.09

Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income (loss) of affiliated companies as a component of operating income.
3.	Consumption taxes are not included in sales and operating revenue.
4.	Total equity is presented based on U.S. GAAP.
5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.
6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the nine months ended December 31, 2013.

As of December 31, 2013, the Company had 1,329 subsidiaries and 114 affiliated companies, of which 1,307 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 107 affiliated companies.

II State of Business

(1) Risk Factors

Note for readers of this English translation:

Except for the revised risk factors below, there was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2013. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2013

http://www.sec.gov/Archives/edgar/data/313838/000119312513273660/d519176d20f.htm

Sony’s business restructuring and transformation efforts are costly and may not attain their objectives.

Sony continues to implement restructuring initiatives that focus on a review of the Sony group’s investment plan, the realignment of its manufacturing sites, the reallocation of its workforce, and headcount reductions. As a result of these restructuring initiatives, a total of 77.5 billion yen in restructuring charges was recorded in the fiscal year ended March 31, 2013. While Sony anticipates recording approximately 70 billion yen of restructuring charges for the fiscal year ending March 31, 2014 and 2015, respectively, significant additional or future restructuring charges may be recorded due to reasons such as the impact of economic downturns or exiting from unprofitable businesses. Restructuring charges are recorded primarily in cost of sales, selling, general and administrative (“SGA”) expenses and other operating (income) expense, net and thus adversely affect Sony’s operating income (loss) and net income (loss) attributable to Sony’s stockholders. Sony plans to continue rationalizing its manufacturing operations, shifting and consolidating manufacturing to lower-cost countries, utilizing outsourced manufacturing, reducing SGA expenses at sales companies, and outsourcing its support functions and information processing operations to external partners. In addition, Sony continues to implement business process optimization through horizontal platforms such as global sales and marketing, manufacturing, logistics, procurement, quality, and R&D.

Due to internal or external factors, efficiencies and cost savings from the above-mentioned and other restructuring and transformation initiatives may not be realized as scheduled and, even if those benefits are realized, Sony may not be able to achieve the level of profitability expected due to market conditions worsening beyond expectations. Such possible internal factors may include, for example, changes in restructuring and transformation plans, an inability to implement the initiatives effectively with available resources, an inability to coordinate effectively across different business groups, delays in implementing the new business processes or strategies, or an inability to effectively manage and monitor the post-transformation performance of the operation. Possible external factors may include, for example, increased burdens from regional labor regulations, labor union agreements and Japanese customary labor practices that may prevent Sony from executing its restructuring initiatives as planned. The inability to fully and successfully implement restructuring and transformation programs may adversely affect Sony’s operating results and financial condition. Additionally, operating cash flows may be reduced as a result of the payments for restructuring charges.

(2) Material Contracts

There were no material contracts executed during the three months ended December 31, 2013.

Note for readers of this English translation:

Except for the matters as updated in the Quarterly Securities Report on Form 6-K submitted to the SEC on August 9, 2013 (“Material Contracts”), there was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 27, 2013.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2013

http://www.sec.gov/Archives/edgar/data/313838/000119312513273660/d519176d20f.htm

URL: The Quarterly Securities Report on Form 6-K submitted to SEC on August 9, 2013

http://www.sec.gov/Archives/edgar/data/313838/000090342313000456/sony-6k_0809.htm

(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month and nine-month periods ended December 31, 2013, since it is the same as described in a press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the Third Quarter Ended December 31, 2013” submitted to the SEC on Form 6-K on February 6, 2014.

URL: The press release titled “Consolidated Financial Results for the Third Quarter Ended December 31, 2013”

http://www.sec.gov/Archives/edgar/data/313838/000115752314000456/a50797072.htm

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 27, 2013. Although foreign exchange rates have fluctuated during the three-month period ended December 31, 2013, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2013

http://www.sec.gov/Archives/edgar/data/313838/000119312513273660/d519176d20f.htm

During the three months ended December 31, 2013, the average rates of the yen were 100.5 yen against the U.S. dollar and 136.7 yen against the euro, which were 19.1 percent and 22.9 percent lower, respectively, than the same quarter of the previous fiscal year (“year-on-year”).

For the three months ended December 31, 2013, sales were 2,412.8 billion yen, an increase of 23.9 percent year-on-year, while on a constant currency basis, sales increased 5 percent year-on-year. For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income of 90.3 billion yen was recorded for the three months ended December 31, 2013, an increase of 43.9 billion yen year-on-year (a deterioration of approximately 11.2 billion yen year-on-year on a constant currency basis). Most of the foreign exchange rate impact was attributable to the Imaging Products & Solutions (“IP&S”), Game, Mobile Products & Communications (“MP&C”), Home Entertainment & Sound (“HE&S”) and Devices segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned five segments. For a detailed analysis of segment performance, please refer to the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		(Billions of yen)
		Third quarter ended December 31		Change	Change on constant currency	Impact of changes in foreign exchange
		2012	2013	in yen	basis	rates
IP&S	Sales	186.9	198.1	+6.0%	-12%	+34.4
	Operating income (loss)	(2.9)	12.1	+15.0	-4.1	+19.1
Game	Sales	268.5	441.8	+64.6%	+33%	+84.0
	Operating income	4.6	18.0	+13.4	-3.8	+17.2
MP&C	Sales	318.8	461.5	+44.8%	+18%	+86.4
	Operating loss	(21.3)	(12.6)	+8.8	+11.6	-2.8
HE&S	Sales	323.8	404.0	+24.8%	+3%	+71.9
	Operating income (loss)	(8.0)	6.4	+14.4	+15.9	-1.5
Devices	Sales	217.3	216.0	-0.6%	-14%	+29.1
	Operating income (loss)	9.7	(23.8)	-33.4	-51.1	+17.7

In addition, sales for the Pictures segment increased 7.1 percent year-on-year to 223.7 billion yen, a 13 percent decrease on a constant currency (U.S. dollar) basis. In the Music segment, sales increased 14.4 percent year-on-year to 144.7 billion yen. On a constant currency basis, sales in the Music segment decreased 1 percent year-on-year. For a detailed analysis of segment performance, please refer to the Pictures and Music segments under the “Results of Operations” section above. Sony’s Financial Services segment consolidates the yen-based results of Sony Financial Holdings Inc. As most of the operations in this segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note: In this section, the descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to local currency-denominated monthly sales in the three months ended December 31, 2013. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is estimated by deducting cost of sales and selling, general and administrative (“SGA”) expenses on a constant currency basis from sales on a constant currency basis. Cost of sales and SGA expenses on a constant currency basis are obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to the corresponding local currency-denominated monthly cost of sales and SGA expenses for the three months ended December 31, 2013. In certain cases, most significantly in the Pictures segment, and Sony Music Entertainment and Sony/ATV Music Publishing LLC (“Sony/ATV”) in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis. Sales and operating income (loss) on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP. Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that disclosing sales and operating income information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the nine-month period ended December 31, 2013, since it is the same as described in a press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the Third Quarter Ended December 31, 2013” submitted to the SEC on Form 6-K on February 6, 2014.

URL: The press release titled “Consolidated Financial Results for the Third Quarter Ended December 31, 2013”

http://www.sec.gov/Archives/edgar/data/313838/000115752314000456/a50797072.htm

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

Except for the revised trend information below, there was no significant change from the information presented as the Issues Facing Sony and Management’s Response to those Issues in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 27, 2013. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2013

http://www.sec.gov/Archives/edgar/data/313838/000119312513273660/d519176d20f.htm

While there are signs of a recovery in consumer demand in the U.S. and economic activity in Japan is forecasted to recover due to new economic stimulus policies from the Japanese government, a global economic recovery remains uncertain due to the continuing euro zone crisis and uncertainty about the economic growth of emerging markets.

The uncertain economic environment is compounded by continued, intense pricing pressure from competitors, shrinking markets for certain key products and shorter product cycles, primarily in Sony’s electronics businesses. In this challenging environment, Sony’s Electronics segments, in aggregate, recorded operating losses in the fiscal years ended March 31, 2012 and 2013.

Under these circumstances, Sony has been accelerating initiatives to revitalize and grow its electronics businesses based on the corporate strategy announced on April 12, 2012 and updated on May 22, 2013, while further growing the entertainment and financial services businesses that have been contributing stable profit, in order to enhance the entire Sony Group’s ability to heighten corporate value. Sony is also implementing the following key strategies for the fiscal year ending March 31, 2014.

1.	Accelerate execution of strategies in the three core electronics businesses (Mobile, Imaging and Game)

•	Mobile business — In the smartphone and tablet businesses, where continued market growth is anticipated, Sony aims to achieve further growth while enhancing profitability. Sony intends to accelerate the speed with which it develops compelling products that incorporate the best of Sony’s technologies and execute the timely launch of new and highly competitive products that build on the success of Xperia™ Z, which has been well-accepted in many markets worldwide. By further strengthening relations with major operators globally and expanding sales channels, Sony is seeking to secure a leading position in each of its focus markets around the globe. Through these efforts, Sony aims to capitalize on the growing market for smartphones in which Sony has had minimal market share due to long product development lead times compared to its competitors. Following a comprehensive analysis of factors, including the drastic changes in the global PC industry, Sony’s overall business portfolio and strategy, the need for continued support of Sony’s valued VAIO customers, and future employment opportunities, Sony has determined that concentrating its mobile product lineup on smartphones and tablets and transferring its PC business to a new company established by Japan Industrial Partners Inc.(“JIP”) is the optimal solution and concluded a memorandum of understanding confirming the parties’ intent for Sony to sell to JIP Sony’s PC business on February 6, 2014. As a part of the sale to JIP, Sony will cease planning, design and development of PC products. Sony’s manufacturing and sales will be discontinued after the Spring 2014 lineup.

•	Imaging business — Placing image sensors, a particularly strong category for Sony, at its core, Sony is focusing its imaging businesses on creating value-added products, while aggressively exploring new applications for its imaging technologies in both the consumer and professional markets. With respect to image sensors, Sony will continue to commercialize new technologies capable of differentiating finished products for use in a range of consumer and professional applications. Sony also plans to engage in aggressive capital investment in order to meet the robust demand for these components. At the same time, Sony is developing technologies that further expand the range of sensor applications, including sensors capable of sensing beyond the visible light spectrum, and sensors capable of detecting and categorizing different types of information. In the professional market, Sony will continue to reinforce its professional camera lineup centering on 4K-compatible cameras, as well as cameras for cinematography. Sony will also target further business growth by extending the scope of its digital imaging technologies to new business areas such as security, sports and medical, and will reallocate resources accordingly. In the consumer market, where business conditions continue to shift rapidly, Sony aims to expand sales of value-added compact digital still cameras by introducing models that leverage Sony’s image sensor technologies to further enhance image quality, and also incorporate such other enhancements as reduced size and weight, and higher-powered zoom. Sony believes that there is room for considerable growth in the category of mirrorless lens cameras, and will seek to firmly maintain its position in this category. In addition to these efforts, Sony aims to capitalize on the growing market for smartphones in response to the shift in consumer demand away from dedicated camera devices (including both still cameras and video cameras) to camera-equipped smartphones.

•	Game business — “PlayStation 3” continues to deliver stable hardware and software sales, and Sony will continue to reinforce the business’ position as a stable source of profit. In particular, Sony will seek to grow sales of content and services through PlayStation Store to contribute to profit. For “PlayStation Vita” (“PS Vita”), Sony will aim to secure further sales and profit through various hardware sales initiatives and the introduction of compelling software titles. The next generation platform, “PlayStation 4” (“PS4”) is expected to launch this year-end holiday season. PS4 will deliver a quality gaming experience only possible through a dedicated gaming system, and will also enable smartphone and tablet users to share in the enjoyment of PS4, even without owning PS4 themselves. Furthermore, customers who own both PS4 and PS Vita will be able to experience new services and game entertainment. Sales of digital downloads are increasing rapidly as the delivery of game content transitions from disc media to sales over the network. Sony is also working towards streaming PlayStation games by leveraging the cloud technologies of Gaikai Inc., which Sony acquired in the fiscal year ended March 31, 2013. This would enable the PlayStation experience to be enjoyed across a wide range of products, providing significant opportunities for further business expansion. Through these efforts, Sony aims to re-invigorate the game market, which has recently experienced a shift in consumer preferences to casual, free-to-play games played on mobile devices. Sony also aims to increase its share in the online gaming market, which has expanded at a pace faster than Sony’s growth in that market.

2.	Pursue initiatives to return the TV business to profitability

Sony has been engaged in various cost reduction initiatives for the TV business, as outlined in its TV business profitability improvement plan announced in November 2011. These initiatives include enhancing LCD panel-related cost efficiency and rationalizing R&D expenses, while also strengthening product competitiveness and operational efficiency in order to improve marginal profit ratio.

While Sony now anticipates that its target of returning the TV business to profitability will not be achieved within the fiscal year ending March 31, 2014 largely due to unexpected factors such as the slowdown in emerging markets and declining currency rates, the reforms executed within the TV business over the past two years are putting the business on a path to turnaround. In particular, Sony has significantly enhanced product competitiveness by benefitting its shift to high-end models, especially in the 4K television market in Japan and the U.S., where Sony has gained high market share. TVs continue to play a vital role as the centerpiece of the home viewing experience. Sony aims to leverage the wealth of technological expertise and assets accumulated within this business as key differentiation technologies across its entire product lineup. In light of the TV business’ continued importance within Sony’s overall strategy, Sony has decided to execute the additional reform measures detailed below, with the aim of establishing a structure capable of delivering stable profit beginning in the fiscal year ending March 31, 2015.

First, Sony will shift its product mix and focus on increasing the proportion of sales from high-end models in the fiscal year ending March 31, 2015. Sony plans to reinforce the its leading position in the 4K market by strengthening its product lineup while also bolstering its 2K models with wide color range and image-enhancing technologies. In emerging markets, Sony will aim to harness market expansion by developing and launching models tailored to specific local needs. Second, Sony will accelerate and broaden its on-going cost reduction and operational improvement measures, focusing attention across all functions relevant to the TV business, including manufacturing, sales, and headquarters/indirect functions (as outlined below). In addition, to help transform this business into a more efficient and dynamic organization, optimized in size and structure for the current competitive business environment and fully accountable for its operations, Sony has decided to split out the TV business and operate it as a wholly-owned subsidiary. The targeted timeframe for this transition is July 2014. By implementing these measures, Sony is aiming to further enhance its TV business’ profit structure and return the business to profitability during the fiscal year ending March 31, 2015.

3.	Manufacturing, Sales, Headquarters/Indirect functions

In view of these strategic decisions about the PC and TV businesses announced on February 6, 2014, and the increasingly aggressive process of selection and focus being implemented across Sony’s electronics business, Sony plans to optimize the scale of the manufacturing, sales and headquarters/indirect functions that support these businesses.

In terms of electronics sales companies, Sony plans to identify focused product categories for each specific country and region, rationalize support functions, and proactively implement outsourcing and other efficiency measures with the objective of achieving total cost reductions of approximately 20% by the fiscal year ending March 31, 2016, compared to the fiscal year ending March 31, 2014.

With respect to manufacturing sites, Sony will proceed with the further optimization of manufacturing and other operations.

Sony will also streamline Sony Corporation headquarters and support functions and expects to achieve cost reductions of approximately 30% by the fiscal year ending March 31, 2016 within these operations, compared to the fiscal year ending March 31, 2014.

4.	Further strengthen profitability in the entertainment and financial services businesses

In the Pictures business, Sony is focusing on the production and acquisition of a diversified portfolio of motion picture and television product with worldwide appeal and is targeting expansion of its worldwide television networks in rapidly growing markets such as India. Sony also is exploring new digital distribution methods for its product, while optimizing existing distribution methods, and continuing to explore alternative avenues for financing its motion pictures. At the same time, Sony continues to face intense competition, rising costs, digital theft, continuing industry-wide decline in physical media sales, and limited access to third-party financing. As announced in November 2013, within the Pictures segment, Sony is in the process of implementing over 250 million U.S. dollars of cost reduction initiatives, including overhead costs reductions, operational efficiency enhancements and procurement costs savings, which are planned to be completed by the fiscal year ending March 31, 2016.

In the Music business, Sony is aiming to increase market share by discovering and nurturing exciting new talent, and is also exploring growth opportunities such as leveraging its music content for use across increasingly popular online music service platforms. Sony is also pursuing new business revenue streams such as sponsorships and music-based television programming. In the music publishing business, which manages music publishing rights, Sony/ATV began administering EMI Music Publishing’s world-class global music catalog in June 2012. Sony plans to solidify its position in the music publishing industry through efficient management and strong creative decisions. However, the music business has been operating in a challenging market environment for several years, with declines in industry revenues each year from 2000 to 2011, as declines in the industry’s physical sales have not been offset by growth in the digital sales. While 2012 marked the first year since 1999 that global music industry sales did not decline, showing a modest 0.2 percent growth in revenue, the overall declining trend may continue in the medium term despite the digital arena having significant potential, with current digital platforms continuing overall growth in the U.S. and expanding globally, as well as with new digital platforms and innovative products being introduced in the digital marketplace.

In the financial services businesses, these businesses are striving to deliver highly dependable services backed by high customer satisfaction ratings, and, by doing so, achieve a consistent increase in corporate value underpinned by the businesses’ stable revenue base and solid financial foundation. To this end, the financial services businesses aim to achieve sustainable growth through further enhancing customer satisfaction and expanding their customer base by pursuing their core competency of providing high-quality services. These businesses also aim to strengthen their solid revenue base in the face of a changing business environment.

Global Environmental Plan “Road to Zero”

Sony announced its “Road to Zero” global environmental plan in April 2010. The plan includes a long-term vision of achieving a zero environmental footprint by 2050 through Sony’s business operations and product lifecycles, in pursuit of a sustainable society. Sony aims to achieve this vision through continuous innovation and the utilization of offset mechanisms. The plan also draws a comprehensive roadmap based on the following four goals:

•	Climate change: Reduction of energy consumption in pursuit of zero greenhouse gas emissions.

•	Resource conservation: Reduction in the use of virgin materials of priority resources by minimizing waste generation, appropriate water consumption, and continuous increase of waste recycling.

•	Control of chemical substances: Minimization of the risks that certain chemical substances pose to the environment through preventative measures, reduction in the use of specific chemicals defined by Sony, and promotion of the use of alternative materials.

•	Biodiversity: Conservation and recovery of biodiversity through Sony’s own business operations and local social contribution programs.

Among the above goals, Sony’s specific mid-term targets for climate change include the following:

•	Target an absolute reduction in greenhouse gas emissions (calculated in terms of CO2) of 30 percent by the end of the fiscal year ending March 31, 2016, compared to the level of the fiscal year ended March 31, 2001.

•	Target a reduction in power consumption per product of 30 percent by the end of the fiscal year ending March 31, 2016, compared to the level of the fiscal year ended March 31, 2009.

Further details of the global environmental plan “Road to Zero” and actual measures undertaken by Sony are reported in Sony’s CSR report available on the following website: http://www.sony.net/SonyInfo/csr_report/.

iii) Research and Development

Note for readers of this English translation:

Excluding the below, there was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 27, 2013.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2013

http://www.sec.gov/Archives/edgar/data/313838/000119312513273660/d519176d20f.htm

The following significant changes in research and development activities occurred during the period.

The Advanced Device Technology Platform, the Corporate R&D and the System & Software Technology Platform were realigned in June 2013, to form the R&D Platform and the Software Design Group to accelerate the development of next generation core technology to deliver Sony products and services in order to increase customer value.

Research and development costs for the nine months ended December 31, 2013 totaled 344.6 billion yen.

iv) Liquidity and Capital Resources

Note for readers of this English translation:

Except for the information related to the committed lines of credit and the issuance of unsecured straight bonds, and the rating downgrade below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 27, 2013. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 27, 2013

http://www.sec.gov/Archives/edgar/data/313838/000119312513273660/d519176d20f.htm

Liquidity Management and Market Access

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and if Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 844.3 billion yen in unused committed lines of credit, as of December 31, 2013. Details of those committed lines of credit are: a 475.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2016, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2018, and a 2.02 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until April 2015. On January 9, 2014, the amount of the 2.02 billion U.S. dollar committed line of credit was decreased to 1.01 billion U.S. dollars. In all of these committed lines of credit, Sony Corporation and Sony Global Treasury Services Plc are defined as borrowers. In September 2013, Sony extended by five years the term for the 1.5 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of Japanese banks, and in November 2013, Sony extended by one year the term for the 475.0 billion yen committed line of credit contracted with a syndicate of Japanese banks. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

In June 2013, Sony issued unsecured straight bonds for Japanese retail investors in the aggregate principal amount of 150.0 billion yen. The proceeds from the issuance of the bonds have been applied to the repayment of borrowings and debt, and to capital expenditures.

Ratings

Sony considers one of management’s top priorities to be the maintenance of stable and appropriate credit ratings in order to ensure financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets.

In order to facilitate access to global capital markets, Sony obtains credit ratings from two rating agencies, Moody’s (Japan) K.K. (“Moody’s”) and Standard & Poor’s Ratings Japan K.K. (“S&P”). In order to facilitate access to Japanese financial and capital markets, Sony obtains credit ratings from two agencies in Japan, including Rating and Investment Information, Inc. (“R&I”) and, since May 2013, Japan Credit Rating Agency, Ltd.

During the fiscal year ended March 31, 2013, Sony’s ratings were downgraded by Moody’s, S&P and R&I. During the fiscal year ending March 31, 2014, Sony’s ratings were further downgraded by Moody’s. However, Sony has not recognized any material negative impact on its liquidity and financial flexibility due to these rating downgrades. Sony currently believes that it has access to sufficient funding resources in the financial and capital markets.

III Company Information

(1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the third quarterly period (December 31, 2013)	As of the filing date of the Quarterly Securities Report (February 13, 2014)
Common stock	1,038,669,459	1,038,670,259	Tokyo Stock Exchange New York Stock Exchange London Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,038,669,459	1,038,670,259	—	—

Notes:

1.	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.

2.	The number of shares issued as of the filing date of this Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the exercise of stock acquisition rights of the Zero Coupon Convertible Bonds) during February 2014, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii) Stock Acquisition Rights

Note for readers of this English translation:

The Japanese-language Quarterly Securities Report includes a summary of the main terms and conditions of the SARs listed below which were issued during the three months ended December 31, 2013. A summary of such terms and conditions has previously been filed with or submitted to the SEC on Form 6-K or Form S-8. There has been no change to such terms and conditions since the applicable date of such filings or submissions.

URL: The list of documents previously filed or submitted by the Company

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000313838&owner=include&count=40

Stock acquisition rights (outstanding as of December 31, 2013)

Name (Date of resolution of the Board of Directors)	Number of SARs issued	Number of shares of common stock to be issued or transferred
The twenty-sixth series of Common Stock Acquisition Rights (October 30, 2013)	8,665	866,500
The twenty-seventh series of Common Stock Acquisition Rights (October 30, 2013)	11,277	1,127,700

iii) Status of the Exercise of Moving Strike Convertible Bonds

Not applicable.

iv) Description of Rights Plan

Not applicable.

v) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the legal capital surplus	Balance of the legal capital surplus
	(Thousands)	(Thousands)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)
From October 1 to December 31, 2013	35	1,038,669	31	643,733	31	857,426

Notes:

1.	The increase is due to the exercise of SARs.
2.	Upon the exercise of SARs during the period from January 1, 2014 to January 31, 2014, the total number of shares issued increased by 1 thousand shares, the amount of common stock and the legal capital surplus increased by 1 million yen, respectively.

vi) Status of Major Shareholders

(As of December 31, 2013)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Moxley and Co. LLC *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	82,964	7.99
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	37,845	3.64
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	34,751	3.35
The Bank of New York, Non-Treaty Jasdec Account *3 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	33,038	3.18
Goldman, Sachs & Co. Reg *3 (Local Custodian: Goldman Sachs Japan Co., Ltd.)	New York, U.S.A. (Roppongi Hills Mori Tower 6-10-1, Roppongi, Minato-ku, Tokyo)	17,081	1.64
Japan Trustee Services Bank, Ltd. (Trust account 9) *2	1-8-11, Harumi, Chuo-ku, Tokyo	14,321	1.38
The Bank of New York Mellon SA/NV 10 *3 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	Brussels, Belgium (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	11,880	1.14
State Street Bank West Client - Treaty *3 (Local Custodian: Mizuho Bank, Ltd.)	North Quincy, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	11,445	1.10
UBS Securities LLC-HFS Customer Segregated Account *3 (Local Custodian: Citibank Japan Ltd.)	Stamford, U.S.A. (2-3-14, Higashi-Shinagawa, Shinagawa-ku, Tokyo)	10,045	0.97
Barclays Capital Inc A/C Client Safe Custody *3 (Local Custodian: Barclays Securities Japan Limited)	New York, U.S.A. (6-10-1, Roppongi, Minato-ku, Tokyo)	10,000	0.96
Total		263,371	25.36

Notes:

*1.	Moxley and Co. LLC is the nominee of JPMorgan Chase Bank, N.A., which is the Depositary for holders of the Company’s American Depositary Receipts.

*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.

*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.

vii) Status of Voting Rights

1) Shares Issued

(As of December 31, 2013)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,016,500	—	—
Shares with full voting rights (Others)	1,035,262,600	10,352,626	—
Shares constituting less than one full unit	2,390,359	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,038,669,459	—	—
Total voting rights held by all shareholders	—	10,352,626	—
Note:	Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,500 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 195 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.

(As of December 31, 2013)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,016,500	—	1,016,500	0.10
Total	—	1,016,500	—	1,016,500	0.10
Note:	In addition to the 1,016,500 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1 “Shares Issued” above.

(2) Directors and Corporate Executive Officers

The change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2013 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho) is as follows:

Newly Appointed Corporate Executive Officer

Title	Position	Name	Date of Birth	Prior and Current Position		Term	Number of shares held (Thousands)	Appointment Date

Corporate Executive Officer	Executive Vice President (Chief Strategy Officer and Deputy Chief Financial Officer)	Kenichiro Yoshida	October 20, 1959	1983.4	Joined Sony Corporation	*	-	December 1, 2013
				2001.5	Senior Vice President, So-net Corporation
				2005.4	President and Representative Director, So-net Corporation
				2013.12	Executive Vice President, Corporate Executive Officer, Chief Strategy Officer and Deputy Chief Financial Officer, Sony Corporation (Present)

Note: * The term of office will expire at the conclusion of the first meeting of the Board of Directors held immediately after the conclusion of the Ordinary General Meeting of Shareholders held for the fiscal year ending March 31, 2014.

IV Financial Statements

(1) Consolidated Financial Statements

(i) Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2013	At December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	826,361	849,248
Marketable securities	697,597	833,207
Notes and accounts receivable, trade	844,117	1,310,272
Allowance for doubtful accounts and sales returns	(67,625)	(93,744)
Inventories	710,054	850,030
Other receivables	148,142	227,908
Deferred income taxes	44,615	48,145
Prepaid expenses and other current assets	443,272	538,680
Total current assets	3,646,533	4,563,746
Film costs	270,089	329,500
Investments and advances:
Affiliated companies	198,621	183,052
Securities investments and other	7,118,504	7,547,286
	7,317,125	7,730,338
Property, plant and equipment:
Land	131,484	129,810
Buildings	778,514	719,762
Machinery and equipment	1,934,520	1,832,247
Construction in progress	47,839	43,322
	2,892,357	2,725,141
Less – Accumulated depreciation	2,030,807	1,926,301
	861,550	798,840
Other assets:
Intangibles, net	527,507	528,501
Goodwill	643,243	706,410
Deferred insurance acquisition costs	460,758	484,619
Deferred income taxes	107,688	111,204
Other	371,799	400,196
	2,110,995	2,230,930
Total assets	14,206,292	15,653,354

(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2013	At December 31, 2013
LIABILITIES
Current liabilities:
Short-term borrowings	87,894	107,559
Current portion of long-term debt	156,288	272,004
Notes and accounts payable, trade	572,102	876,922
Accounts payable, other and accrued expenses	1,097,253	1,200,615
Accrued income and other taxes	75,080	155,453
Deposits from customers in the banking business	1,857,448	1,857,476
Other	469,024	586,866
Total current liabilities	4,315,089	5,056,895

Long-term debt	938,428	935,917
Accrued pension and severance costs	311,469	319,185
Deferred income taxes	373,999	379,418
Future insurance policy benefits and other	3,540,031	3,750,747
Policyholders’ account in the life insurance business	1,693,116	1,972,494
Other	349,985	293,772
Total liabilities	11,522,117	12,708,428
Redeemable noncontrolling interest	2,997	3,080
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
At March 31, 2013–Shares authorized: 3,600,000,000, shares issued: 1,011,950,206	630,923
At December 31, 2013–Shares authorized: 3,600,000,000, shares issued: 1,038,669,459		643,733

Additional paid-in capital	1,110,531	1,124,646
Retained earnings	1,102,297	1,100,393
Accumulated other comprehensive income –
Unrealized gains on securities, net	107,061	121,297
Unrealized losses on derivative instruments, net	(742)	(348)
Pension liability adjustment	(191,816)	(198,539)
Foreign currency translation adjustments	(556,016)	(361,963)
	(641,513)	(439,553)
Treasury stock, at cost
Common stock
At March 31, 2013–1,048,870 shares	(4,472)
At December 31, 2013–1,016,571 shares		(4,269)
	2,197,766	2,424,950
Noncontrolling interests	483,412	516,896
Total equity	2,681,178	2,941,846
Total liabilities and equity	14,206,292	15,653,354

The accompanying notes are an integral part of these statements.

(ii) Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2012	2013
Sales and operating revenue:
Net sales	4,297,417	5,048,906
Financial services revenue	689,940	778,172
Other operating revenue	80,465	73,939
	5,067,822	5,901,017
Costs and expenses:
Cost of sales	3,334,185	3,839,922
Selling, general and administrative	1,066,896	1,256,185
Financial services expenses	594,876	643,201
Other operating (income) expense, net	(14,855)	19,475
	4,981,102	5,758,783
Equity in net loss of affiliated companies	(3,765)	(781)
Operating income	82,955	141,453
Other income:
Interest and dividends	11,597	11,081
Gain on sale of securities investments, net	184	8,044
Other	2,897	11,229
	14,678	30,354
Other expenses:
Interest	20,831	18,280
Loss on devaluation of securities investments	7,477	114
Foreign exchange loss, net	5,812	4,300
Other	5,020	7,127
	39,140	29,821
Income before income taxes	58,493	141,986
Income taxes	67,917	84,391
Net income (loss)	(9,424)	57,595
Less - Net income attributable to noncontrolling interests	41,450	46,423
Net income (loss) attributable to Sony Corporation’s stockholders	(50,874)	11,172

	Yen
	Nine months ended December 31
	2012	2013
Per share data:	-	-
Net income (loss) attributable to Sony Corporation’s stockholders
– Basic	(50.69)	10.92
– Diluted	(50.69)	9.56

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended December 31
	2012	2013
Sales and operating revenue:
Net sales	1,660,703	2,098,930
Financial services revenue	265,578	282,963
Other operating revenue	21,699	30,926
	1,947,980	2,412,819
Costs and expenses:
Cost of sales	1,282,776	1,585,927
Selling, general and administrative	388,687	458,814
Financial services expenses	230,746	234,459
Other operating (income) expense, net	(1,018)	44,956
	1,901,191	2,324,156
Equity in net income (loss) of affiliated companies	(360)	1,669
Operating income	46,429	90,332
Other income:
Interest and dividends	2,689	1,637
Gain on sale of securities investments, net	52	7,428
Other	879	1,858
	3,620	10,923
Other expenses:
Interest	7,356	4,232
Loss on devaluation of securities investments	7,288	20
Foreign exchange loss, net	4,120	4,747
Other	1,855	2,487
	20,619	11,486
Income before income taxes	29,430	89,769
Income taxes	25,907	46,050
Net income	3,523	43,719
Less - Net income attributable to noncontrolling interests	14,286	16,740
Net income (loss) attributable to Sony Corporation’s stockholders	(10,763)	26,979

	Yen
	Three months ended December 31
	2012	2013
Per share data:		-
Net income (loss) attributable to Sony Corporation’s stockholders
– Basic	(10.72)	26.00
– Diluted	(10.72)	23.09

The accompanying notes are an integral part of these statements.

(iii) Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2012	2013
Net income (loss)	(9,424)	57,595
Other comprehensive income, net of tax ―
Unrealized gains on securities	39,176	12,863
Unrealized gains on derivative instruments	306	394
Pension liability adjustment	(1,375)	(6,711)
Foreign currency translation adjustments	46,605	195,093
Total comprehensive income	75,288	259,234
Less – Comprehensive income attributable to noncontrolling interests	46,318	46,102
Comprehensive income attributable to Sony Corporation's stockholders	28,970	213,132

	Yen in millions
	Three months ended December 31
	2012	2013
Net income	3,523	43,719
Other comprehensive income, net of tax ―
Unrealized gains on securities	20,524	9,987
Unrealized gains (losses) on derivative instruments	169	(201)
Pension liability adjustment	(3,421)	(3,527)
Foreign currency translation adjustments	131,934	131,298
Total comprehensive income	152,729	181,276
Less – Comprehensive income attributable to noncontrolling interests	15,628	19,906
Comprehensive income attributable to Sony Corporation's stockholders	137,101	161,370

The accompanying notes are an integral part of these statements.

(iv) Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Nine months ended December 31
	2012	2013
Cash flows from operating activities:
Net income (loss)	(9,424)	57,595
Adjustments to reconcile net income (loss) to net cash provided by operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	242,221	240,364
Amortization of film costs	147,004	191,773
Stock-based compensation expense	995	842
Accrual for pension and severance costs, less payments	831	(5,914)
Other operating (income) expense, net	(14,855)	19,475
(Gain) loss on sale or devaluation of securities investments, net	7,293	(7,930)
Gain on revaluation of marketable securities held in the financial services business for trading purposes, net	(19,265)	(82,837)
(Gain) loss on revaluation or impairment of securities investments held in the financial services business, net	547	(5,606)
Deferred income taxes	6,737	(16,436)
Equity in net loss of affiliated companies, net of dividends	4,834	2,647
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(130,727)	(338,694)
Increase in inventories	(36,057)	(77,988)
Increase in film costs	(124,645)	(218,943)
Increase (decrease) in notes and accounts payable, trade	(123,181)	263,032
Increase in accrued income and other taxes	19,587	55,888
Increase in future insurance policy benefits and other	283,133	323,906
Increase in deferred insurance acquisition costs	(54,384)	(58,240)
Increase in marketable securities held in the financial services business for trading purposes	(20,708)	(24,049)
(Increase) decrease in other current assets	34,417	(123,873)
Increase (decrease) in other current liabilities	(40,125)	86,985
Other	46,125	(33,816)
Net cash provided by operating activities	220,353	248,181

(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Nine months ended December 31
	2012	2013
Cash flows from investing activities:
Payments for purchases of fixed assets	(236,302)	(214,335)
Proceeds from sales of fixed assets	26,157	93,370
Payments for investments and advances by financial services business	(779,259)	(729,272)
Payments for investments and advances (other than financial services business)	(58,323)	(11,047)
Proceeds from sales or return of investments and collections of advances by financial services business	269,826	345,697
Proceeds from sales or return of investments and collections of advances (other than financial services business)	27,847	63,514
Proceeds from sales of businesses	52,756	1,668
Other	(23,722)	13,597
Net cash used in investing activities	(721,020)	(436,808)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	149,767	179,225
Payments of long-term debt	(235,444)	(148,877)
Increase in short-term borrowings, net	109,973	19,917
Increase in deposits from customers in the financial services business, net	197,809	161,656
Proceeds from issuance of convertible bonds	150,000	—
Dividends paid	(25,072)	(25,604)
Payment for purchase of So-net shares from noncontrolling interests	(54,944)	—
Other	(5,515)	(39,952)
Net cash provided by financing activities	286,574	146,365
Effect of exchange rate changes on cash and cash equivalents	17,546	65,149
Net increase (decrease) in cash and cash equivalents	(196,547)	22,887
Cash and cash equivalents at beginning of the fiscal year	894,576	826,361
Cash and cash equivalents at end of the period	698,029	849,248

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1) Recently adopted accounting pronouncements:

Disclosure about balance sheet offsetting -

In December 2011, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance which requires entities to disclose information about offsetting and related arrangements to enable financial statement users to understand the effect of such arrangements on their financial position as well as to improve comparability of balance sheets prepared under U.S. GAAP and International Financial Reporting Standards. Subsequently, in January 2013, the FASB issued updated accounting guidance clarifying the scope of disclosures about offsetting assets and liabilities.　The new guidance is required to be applied retrospectively and was effective for Sony as of April 1, 2013. Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

Testing indefinite lived intangible assets for impairment -

In July 2012, the FASB issued new accounting guidance to simplify how entities test indefinite lived intangible assets for impairment. The new guidance allows entities an option to first assess qualitative factors to determine whether it is more likely than not that indefinite lived intangible assets are impaired as a basis for determining if it is necessary to perform the quantitative impairment test. Under the new guidance, entities are no longer required to calculate the fair value of the assets unless the entities determine, based on the qualitative assessment, that it is more likely than not that indefinite lived intangible assets are impaired. The new guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. This guidance was effective for Sony as of April 1, 2013. The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

Presentation of amounts reclassified out of accumulated other comprehensive income -

In February 2013, the FASB issued new accounting guidance for reporting of amounts reclassified out of accumulated other comprehensive income. The amendments require entities to report the significant reclassifications out of accumulated other comprehensive income if the amount is required to be reclassified in its entirety to net income. For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, entities are required to cross-reference other disclosures required that provide additional detail about those amounts. This guidance was effective for Sony as of April 1, 2013. Sony applied this guidance prospectively from the date of adoption. Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

(2) Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

(3) Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the nine and three months ended December 31, 2012 have been made to conform to the presentation for the nine and three months ended December 31, 2013.

2.	Marketable securities and securities investments

Marketable securities and securities investments, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2013				December 31, 2013
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,106,265	114,806	(463)	1,220,608	1,100,432	102,425	(470)	1,202,387

Japanese local government bonds	66,553	643	(1)	67,195	64,181	489	(5)	64,665

Japanese corporate bonds	210,519	1,715	(70)	212,164	178,029	1,138	(13)	179,154

Foreign corporate bonds	425,892	17,502	(620)	442,774	430,417	18,116	(246)	448,287

Other	20,607	4,431	(2)	25,036	22,911	4,248	(21)	27,138
	1,829,836	139,097	(1,156)	1,967,777	1,795,970	126,416	(755)	1,921,631

Equity securities	89,079	44,443	(997)	132,525	82,440	91,097	(781)	172,756

Held-to-maturity securities:
Japanese national government bonds	3,876,600	545,188	—	4,421,788	4,261,404	401,868	(2)	4,663,270

Japanese local government bonds	7,195	432	—	7,627	6,247	347	—	6,594

Japanese corporate bonds	28,918	3,571	—	32,489	28,113	2,589	(1)	30,701

Foreign corporate bonds	52,738	20	—	52,758	58,504	19	—	58,523

Other	—	—	—	—	11,587	—	(779)	10,808
	3,965,451	549,211	—	4,514,662	4,365,855	404,823	(782)	4,769,896

Total	5,884,366	732,751	(2,153)	6,614,964	6,244,265	622,336	(2,318)	6,864,283

3.	Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	March 31, 2013
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	278,575	252,212	—	530,787	530,787	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,220,608	—	1,220,608	24,335	1,196,273	—	—
Japanese local government bonds	—	67,195	—	67,195	61	67,134	—	—
Japanese corporate bonds	—	209,950	2,214	212,164	40,359	171,805	—	—
Foreign corporate bonds	—	422,022	20,752	442,774	96,896	345,878	—	—
Other	—	25,036	—	25,036	98	24,938	—	—
Equity securities	132,447	78	—	132,525	—	132,525	—	—
Other investments *1	6,742	3,126	76,892	86,760	—	86,760	—	—
Derivative assets *2,*3	—	21,862	—	21,862	—	—	20,713	1,149
Total assets	417,764	2,222,089	99,858	2,739,711	692,536	2,025,313	20,713	1,149
Liabilities:
Derivative liabilities *2,*3	—	41,998	—	41,998	—	—	20,322	21,676
Total liabilities	—	41,998	—	41,998	—	—	20,322	21,676

	Yen in millions
	December 31, 2013
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	352,572	285,095	—	637,667	637,667	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,202,387	—	1,202,387	26,288	1,176,099	—	—
Japanese local government bonds	—	64,665	—	64,665	1,490	63,175	—	—
Japanese corporate bonds	—	178,141	1,013	179,154	51,896	127,258	—	—
Foreign corporate bonds	—	441,324	6,963	448,287	108,058	340,229	—	—
Other	—	27,138	—	27,138	1,103	26,035	—	—
Equity securities	172,673	83	—	172,756	—	172,756	—	—
Other investments *1	7,991	3,934	82,072	93,997	—	93,997	—	—
Derivative assets *2,*3	—	24,613	—	24,613	—	—	23,523	1,090
Total assets	533,236	2,227,380	90,048	2,850,664	826,502	1,999,549	23,523	1,090
Liabilities:
Derivative liabilities *2,*3	—	39,456	—	39,456	—	—	26,278	13,178
Total liabilities	—	39,456	—	39,456	—	—	26,278	13,178

*1	Other investments include certain hybrid financial instruments and certain private equity investments.
*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.
*3	The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.

Sony also has assets and liabilities that are required to be recorded at fair value on a nonrecurring basis when certain circumstances occur. The circumstances include when long-lived assets are measured at the lesser of carrying value or fair value if such assets are held for sale or when the estimated undiscounted future cash flows are determined to be less than the carrying value of the asset or asset group. During the nine months ended December 31, 2013, Sony measured fair value of long-lived assets and recorded impairment losses of 50,181 million yen for the difference between the carrying value of 92,595 million yen and the fair value of 42,414 million yen. The most significant fair value measurement was related to the battery business in the Devices segment. The fair value was determined using the present value of estimated net cash flows and the measurement was classified as level 3 because significant unobservable inputs, such as projections of future cash flows, timing of such cash flow and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurement.

4.	Supplemental equity and comprehensive income information

(1)	Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the nine months ended December 31, 2012 and 2013 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	2,028,891	461,216	2,490,107
Exercise of stock acquisition rights		109	109
Stock-based compensation	629		629
Comprehensive income:
Net income (loss)	(50,874)	41,450	(9,424)
Other comprehensive income, net of tax ―
Unrealized gains on securities	30,683	8,493	39,176
Unrealized gains on derivative instruments	306		306
Pension liability adjustment	85	(1,460)	(1,375)
Foreign currency translation adjustments	48,770	(2,165)	46,605
Total comprehensive income	28,970	46,318	75,288
Dividends declared	(12,545)	(7,796)	(20,341)
Transactions with noncontrolling interests shareholders and other	(33,777)	(30,606)	(64,383)
Balance at December 31, 2012	2,012,168	469,241	2,481,409

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	2,197,766	483,412	2,681,178
Exercise of stock acquisition rights	100		100
Conversion of zero coupon convertible bonds	25,520		25,520
Stock-based compensation	689		689
Comprehensive income:
Net income	11,172	46,423	57,595
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	14,236	(1,373)	12,863
Unrealized gains on derivative instruments	394		394
Pension liability adjustment	(6,723)	12	(6,711)
Foreign currency translation adjustments	194,053	1,040	195,093
Total comprehensive income	213,132	46,102	259,234
Dividends declared	(12,971)	(11,837)	(24,808)
Transactions with noncontrolling interests shareholders and other	714	(781)	(67)
Balance at December 31, 2013	2,424,950	516,896	2,941,846

Sony Corporation conducted a tender offer in September 2012 to purchase an additional 96,511 common shares of its subsidiary So-net Entertainment Corporation, which was recorded as an equity transaction with noncontrolling interests, and resulted in a decrease in additional paid-in capital of 33,638 million yen. So-net Entertainment Corporation subsequently changed its name to So-net Corporation, effective July 1, 2013. There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the nine months ended December 31, 2013.

(2)	Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the nine months ended December 31, 2013 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2013	107,061	(742)	(191,816)	(556,016)	(641,513)
Other comprehensive income (loss) before reclassifications	18,085	103	(8,670)	195,093	204,611
Amounts reclassified out of accumulated other comprehensive income	(5,222)	291	1,959		(2,972)
Net current-period other comprehensive income (loss)	12,863	394	(6,711)	195,093	201,639
Less: Other comprehensive income (loss) attributable to noncontrolling interests	(1,373)		12	1,040	(321)
Balance at December 31, 2013	121,297	(348)	(198,539)	(361,963)	(439,553)

5.	Sale and leaseback transactions

On May 15, 2013, Sony entered into sale and leaseback transactions regarding certain machinery and equipment with leasing companies including its equity interest affiliate, SFI Leasing Company, Limited. Transactions with total proceeds of 76,566 million yen, and terms which averaged three years, have been accounted for as a capital lease and are included within proceeds from sales of fixed assets in the investing activities section of the consolidated statements of cash flows. There was no gain or loss recorded in the sale and leaseback transactions.

6.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”) for the nine and three months ended December 31, 2012 and 2013 is as follows:

	Yen in millions
	Nine months ended December 31
	2012	2013
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(50,874)	11,172

	Thousands of shares
Weighted-average shares outstanding	1,003,586	1,022,810
Effect of dilutive securities:
Stock acquisition rights	—	862
Zero coupon convertible bonds	—	144,877
Weighted-average shares for diluted EPS computation	1,003,586	1,168,549

	Yen
Basic EPS	(50.69)	10.92
Diluted EPS	(50.69)	9.56

Potential shares of common stock which were excluded from the computation of diluted EPS for the nine months ended December 31, 2012 and 2013 were 180,536 thousand shares and 16,727 thousand shares, respectively. The potential shares were excluded as anti-dilutive for the nine months ended December 31, 2012 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the period, and potential shares related to stock acquisition rights were excluded as anti-dilutive for the nine months ended December 31, 2013 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period.

	Yen in millions
	Three months ended December 31
	2012	2013
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(10,763)	26,979

	Thousands of shares
Weighted-average shares outstanding	1,003,594	1,037,640
Effect of dilutive securities:
Stock acquisition rights	—	810
Zero coupon convertible bonds	—	130,073
Weighted-average shares for diluted EPS computation	1,003,594	1,168,523

	Yen
Basic EPS	(10.72)	26.00
Diluted EPS	(10.72)	23.09

Potential shares of common stock which were excluded from the computation of diluted EPS for the three months ended December 31, 2012 and 2013 were 180,536 thousand shares and 16,727 thousand shares, respectively. The potential shares were excluded as anti-dilutive for the three months ended December 31, 2012 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the period, and potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended December 31, 2013 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period.

7.	Commitments, contingent liabilities and other

(1)	Commitments:

A. Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of December 31, 2013, the total unused portion of the lines of credit extended under these contracts was 23,769 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B. Purchase commitments and other

Purchase commitments and other outstanding at December 31, 2013 amounted to 289,810 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within 5 years. As of December 31, 2013, these subsidiaries were committed to make payments under such contracts of 115,074 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly within 5 years. As of December 31, 2013, these subsidiaries were committed to make payments of 57,944 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within 10 years. As of December 31, 2013, Sony has committed to make payments of 59,597 million yen under such long-term contracts.

In addition to the above, Sony has other commitments as follows:

During the fiscal year ended March 31, 2012, there was a receipt of an advance payment from a commercial customer. The advance payment amounts are recouped through product sales to the commercial customer during the period specified in the contract, as amended. As of December 31, 2013, Sony recorded 21,324 million yen in other current liabilities and 14,216 million yen in other long-term liabilities based on the anticipated recoupment period. The advance payment is subject to reimbursement under certain contingent conditions including a downgrade of Sony’s credit rating by either Standard & Poor's Ratings Services (lower than “BBB-”) or Moody’s Investors Service (“Moody’s”) (lower than “Baa3”). On January 27, 2014, Sony’s rating was downgraded by Moody’s from Baa3 to Ba1.

(2)	Contingent liabilities:

Sony had contingent liabilities, including guarantees given in the ordinary course of business, which amounted to 97,851 million yen at December 31, 2013. The major components of these contingent liabilities are as follows:

Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 290 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S. based music publishing subsidiary should the third-party investor default on its obligation.  The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. At December 31, 2013, the fair value of the collateral exceeded 290 million U.S. dollars.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business.  Sony understands that the DOJ, the EU and certain other governmental agencies outside the United States are investigating competition in the secondary batteries market. Subsequently, a number of direct and indirect purchaser class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack.  As of February 13, 2014, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks.  However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others.  Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States.  Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business.  Sony understands that the DOJ, the EU and certain other governmental agencies outside the United States are investigating and/or have investigated competition in optical disk drives.  Subsequently, a number of direct and indirect purchaser lawsuits, including class actions, were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings.  However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

8.    Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Business segments -

Sales and operating revenue:

	Yen in millions
	Nine months ended December 31
	2012	2013
Sales and operating revenue:
Imaging Products & Solutions -
Customers	572,470	551,645
Intersegment	2,574	2,812
Total	575,044	554,457
Game -
Customers	408,328	550,346
Intersegment	126,270	165,016
Total	534,598	715,362
Mobile Products & Communications -
Customers	882,421	1,268,572
Intersegment	22,405	493
Total	904,826	1,269,065
Home Entertainment & Sound -
Customers	811,294	941,238
Intersegment	270	1,746
Total	811,564	942,984
Devices -
Customers	456,365	452,456
Intersegment	228,118	167,893
Total	684,483	620,349
Pictures -
Customers	524,938	559,972
Intersegment	374	505
Total	525,312	560,477
Music -
Customers	316,912	363,807
Intersegment	7,591	7,788
Total	324,503	371,595
Financial Services -
Customers	689,940	778,172
Intersegment	2,331	3,671
Total	692,271	781,843
All Other -
Customers	369,408	393,670
Intersegment	44,061	47,119
Total	413,469	440,789
Corporate and elimination	(398,248)	(355,904)
Consolidated total	5,067,822	5,901,017

Game intersegment amounts primarily consist of transactions with All Other.

Devices intersegment amounts primarily consist of transactions with the Game segment and the Imaging Products & Solutions (“IP&S”) segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.

Corporate and elimination includes certain brand and patent royalty income.

	Yen in millions
	Three months ended December 31
	2012	2013
Sales and operating revenue:
Imaging Products & Solutions -
Customers	185,982	197,196
Intersegment	903	867
Total	186,885	198,063
Game -
Customers	218,988	368,474
Intersegment	49,476	73,297
Total	268,464	441,771
Mobile Products & Communications -
Customers	306,547	461,457
Intersegment	12,285	75
Total	318,832	461,532
Home Entertainment & Sound -
Customers	323,623	403,741
Intersegment	148	287
Total	323,771	404,028
Devices -
Customers	156,125	158,829
Intersegment	61,178	57,180
Total	217,303	216,009
Pictures -
Customers	208,794	223,450
Intersegment	139	272
Total	208,933	223,722
Music -
Customers	123,440	141,901
Intersegment	2,989	2,764
Total	126,429	144,665
Financial Services -
Customers	265,578	282,963
Intersegment	777	1,217
Total	266,355	284,180
All Other -
Customers	147,881	164,704
Intersegment	18,320	21,442
Total	166,201	186,146
Corporate and elimination	(135,193)	(147,297)
Consolidated total	1,947,980	2,412,819

Game intersegment amounts primarily consist of transactions with All Other.

Devices intersegment amounts primarily consist of transactions with the Game segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Nine months ended December 31
	2012	2013
Operating income (loss):
Imaging Products & Solutions	11,915	18,860
Game	3,327	2,447
Mobile Products & Communications	(72,569)	(7,568)
Home Entertainment & Sound	(33,770)	(2,319)
Devices	55,399	(985)
Pictures	28,318	10,244
Music	31,521	42,184
Financial Services	93,030	133,007
All Other	(6,426)	(9,338)
Total	110,745	186,532
Corporate and elimination	(27,790)	(45,079)
Consolidated operating income	82,955	141,453
Other income	14,678	30,354
Other expenses	(39,140)	(29,821)
Consolidated income before income taxes	58,493	141,986

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing intangible assets acquired from Telefonaktiebolaget LM Ericsson (“Ericsson”) at the time of the Sony Mobile Communications AB (“Sony Mobile”) acquisition, which are not allocated to segments.

Within the Home Entertainment & Sound (“HE&S”) segment, the operating loss of Televisions, which primarily consists of LCD televisions, for the nine months ended December 31, 2012 and 2013 were 31,540 million yen and 9,046 million yen, respectively. The operating loss of Televisions excludes restructuring charges which are included in the overall segment results and not allocated to product categories.

Due to certain changes in the organizational structure, sales and operating revenue of the IP&S segment and All Other and operating income (loss) of the IP&S segment, All Other and Corporate and elimination for the comparable period have been restated to conform to the current presentation.

	Yen in millions
	Three months ended December 31
	2012	2013
Operating income (loss):
Imaging Products & Solutions	(2,949)	12,071
Game	4,597	18,024
Mobile Products & Communications	(21,332)	(12,555)
Home Entertainment & Sound	(7,972)	6,408
Devices	9,678	(23,751)
Pictures	25,313	24,258
Music	16,396	21,717
Financial Services	34,238	47,815
All Other	4,571	(1,326)
Total	62,540	92,661
Corporate and elimination	(16,111)	(2,329)
Consolidated operating income	46,429	90,332
Other income	3,620	10,923
Other expenses	(20,619)	(11,486)
Consolidated income before income taxes	29,430	89,769

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing intangible assets acquired from Ericsson at the time of the Sony Mobile acquisition, which are not allocated to segments.

Within the HE&S segment, the operating loss of Televisions, which primarily consists of LCD televisions, for the three months ended December 31, 2012 and 2013 were 14,727 million yen and 4,992 million yen, respectively. The operating loss of Televisions excludes restructuring charges which are included in the overall segment results and not allocated to product categories.

Due to certain changes in the organizational structure, sales and operating revenue of the IP&S segment and All Other and operating income (loss) of the IP&S segment, All Other and Corporate and elimination for the comparable period have been restated to conform to the current presentation.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Nine months ended December 31
Sales and operating revenue:	2012	2013
Imaging Products & Solutions
Digital Imaging Products	360,621	324,466
Professional Solutions	199,592	215,149
Other	12,257	12,030
Total	572,470	551,645

Game	408,328	550,346

Mobile Products & Communications
Mobile Communications	514,697	923,270
Personal and Mobile Products	363,730	341,108
Other	3,994	4,194
Total	882,421	1,268,572

Home Entertainment & Sound
Televisions	486,373	614,585
Audio and Video	320,536	318,813
Other	4,385	7,840
Total	811,294	941,238

Devices
Semiconductors	235,217	263,471
Components	213,053	186,950
Other	8,095	2,035
Total	456,365	452,456

Pictures
Motion Pictures	327,872	288,737
Television Productions	106,059	149,581
Media Networks	91,007	121,654
Total	524,938	559,972

Music
Recorded Music	226,770	266,110
Music Publishing	36,293	45,109
Visual Media and Platform	53,849	52,588
Total	316,912	363,807

Financial Services	689,940	778,172
All Other	369,408	393,670
Corporate	35,746	41,139
Consolidated total	5,067,822	5,901,017

	Yen in millions
	Three months ended December 31
Sales and operating revenue:	2012	2013
Imaging Products & Solutions
Digital Imaging Products	122,135	118,251
Professional Solutions	60,793	74,031
Other	3,054	4,914
Total	185,982	197,196

Game	218,988	368,474

Mobile Products & Communications
Mobile Communications	162,548	333,277
Personal and Mobile Products	142,734	125,912
Other	1,265	2,268
Total	306,547	461,457

Home Entertainment & Sound
Televisions	182,675	254,893
Audio and Video	139,589	143,865
Other	1,359	4,983
Total	323,623	403,741

Devices
Semiconductors	89,411	94,872
Components	65,655	63,088
Other	1,059	869
Total	156,125	158,829

Pictures
Motion Pictures	137,509	119,946
Television Productions	39,764	64,263
Media Networks	31,521	39,241
Total	208,794	223,450

Music
Recorded Music	93,754	107,379
Music Publishing	11,170	14,255
Visual Media and Platform	18,516	20,267
Total	123,440	141,901

Financial Services	265,578	282,963
All Other	147,881	164,704
Corporate	11,022	10,104
Consolidated total	1,947,980	2,412,819

In the IP&S segment, Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products. In the Mobile Products & Communications segment, Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray disc players and recorders, and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems. In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

Due to certain changes in the organizational structure, sales and operating revenue to external customers of IP&S and All Other of the comparable period have been restated to conform to the current presentation.

	Yen in millions
	Nine months ended December 31
	2012	2013
Depreciation and amortization:
Imaging Products & Solutions	26,336	25,990
Game	7,312	10,278
Mobile Products & Communications	17,944	20,982
Home Entertainment & Sound	17,307	16,242
Devices	80,695	76,037
Pictures	7,462	9,277
Music	8,144	9,620
Financial Services, including deferred insurance acquisition costs	42,271	35,066
All Other	12,503	12,197
Total	219,974	215,689

Corporate	22,247	24,675

Consolidated total	242,221	240,364

Restructuring charges:
Imaging Products & Solutions	4,085	2,672
Game	214	392
Mobile Products & Communications	2,943	12,307
Home Entertainment & Sound	8,665	939
Devices	11,665	3,531
Pictures	174	1,149
Music	573	148
Financial Services	—	—
All Other and Corporate	9,249	4,508

Total net charges	37,568	25,646

In addition to the restructuring charges in the table above, Sony recorded in cost of sales 1,874 million yen and 477 million yen of non-cash charges related to depreciation associated with restructured assets for the nine months ended December 31, 2012 and 2013, respectively. Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Yen in millions
	Three months ended December 31
	2012	2013
Depreciation and amortization:
Imaging Products & Solutions	9,354	8,333
Game	2,675	3,675
Mobile Products & Communications	6,837	6,945
Home Entertainment & Sound	5,665	4,912
Devices	26,739	25,130
Pictures	2,518	2,894
Music	2,730	3,194
Financial Services, including deferred insurance acquisition costs	10,232	9,205
All Other	3,968	3,748
Total	70,718	68,036

Corporate	7,982	7,539

Consolidated total	78,700	75,575

Restructuring charges:
Imaging Products & Solutions	2,220	289
Game	(39)	10
Mobile Products & Communications	869	8,658
Home Entertainment & Sound	3,451	8
Devices	2,890	1,102
Pictures	174	278
Music	663	44
Financial Services	—	—
All Other and Corporate	5,348	3,159

Total net charges	15,576	13,548

In addition to the restructuring charges in the table above, Sony recorded in cost of sales 1,115 million yen and 115 million yen of non-cash charges related to depreciation associated with restructured assets for the three months ended December 31, 2012 and 2013, respectively. Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information -

Sales and operating revenue attributed to countries based on location of external customers are as follows:

	Yen in millions
	Nine months ended December 31
Sales and operating revenue:	2012	2013
Japan	1,596,000	1,676,121
United States	810,047	943,046
Europe	1,013,257	1,327,137
China	361,626	401,262
Asia-Pacific	603,663	790,928
Other Areas	683,229	762,523
Total	5,067,822	5,901,017

	Yen in millions
	Three months ended December 31
Sales and operating revenue:	2012	2013
Japan	599,380	630,990
United States	337,101	423,631
Europe	419,979	619,082
China	102,027	132,148
Asia-Pacific	221,535	288,141
Other Areas	267,958	318,827
Total	1,947,980	2,412,819

Major areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are not any individually material countries with respect to the sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate as arms-length transactions.

There were no sales and operating revenue with any single major external customer for the nine and three months ended December 31, 2012 and 2013.

(2) Other Information

(1) Dividends declared

An interim cash dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on October 30, 2013 as below:

1.	Total amount of interim cash dividends:

12,970 million yen

2.	Amount of interim cash dividends per share:

12.50 yen

3.	Payment date:

December 2, 2013

Interim cash dividends for the fiscal year ending March 31, 2014 have been incorporated in the accompanying consolidated financial statements.

Note: Interim cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of September 30, 2013.

(2) Litigation

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business.  Sony understands that the DOJ, the EU and certain other governmental agencies outside the United States are investigating competition in the secondary batteries market. Subsequently, a number of direct and indirect purchaser class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of February 13, 2014, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others. Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business.  Sony understands that the DOJ, the EU and certain other governmental agencies outside the United States are investigating and/or have investigated competition in optical disk drives.  Subsequently, a number of direct and indirect purchaser lawsuits, including class actions, were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings.  However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

February 13, 2014